                                                                    Exhibit 99.5



                        Report of Independent Accountants



To the Board of Directors of
Key Bank USA, National Association


We have examined management's assertion, included in the accompanying Report of Management on Internal Control over Securitized Receivables, that Key Bank USA, National Association maintained effective internal control over servicing securitized receivables of Key Consumer Acceptance Corp. as of December 31, 1998.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over servicing of securitized receivables, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control over servicing securitized receivables to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion, that Key Bank USA, National Association maintained effective internal control over servicing securitized receivables of Key Consumer Acceptance Corp. as of December 31, 1998, is fairly stated, in all material respects, based upon criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

                                                           /s/ Ernst & Young LLP

Cleveland, Ohio
March 22, 1999





                                    Page 20